SECOND AMENDMENT TO RIGHTS AGREEMENT

        This Second Amendment (the “Amendment”), dated as of November 12, 2004, between REGAL-BELOIT Corporation, a Wisconsin corporation (the “Company”), and EquiServe Trust Company, N.A. (“EquiServe”), to the Rights Agreement between the Company and EquiServe (as successor Rights Agent to BankBoston, N.A. (“BankBoston”)), dated as of January 28, 2000, and as amended by the First Amendment to Rights Agreement, dated as of June 11, 2002 (as so amended, the “Rights Agreement”).

W I T N E S S E T H

        WHEREAS, the Company and BankBoston previously entered into the Rights Agreement, pursuant to which BankBoston was appointed to serve as the Rights Agent; and

        WHEREAS, on June 11, 2002, EquiServe became the Rights Agent under the Rights Agreement by operation of Section 21 thereof, and the Company and EquiServe entered into the First Amendment to Rights Agreement, dated as of June 11, 2002; and

        WHEREAS, pursuant to Section 27 of the Rights Agreement, under circumstances set forth therein, (i) the Company may supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing Common Shares of the Company, and (ii) upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of Section 27 of the Rights Agreement, the Rights Agent shall execute such supplement or amendment; and

        WHEREAS, the Company desires to amend the Rights Agreement as set forth herein and to direct EquiServe as Rights Agent to execute this Amendment.

        NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

        Section 1. Direction to Rights Agent. The Company hereby directs EquiServe, in its capacity as Rights Agent and in accordance with the terms of Section 27 of the Rights Agreement, to execute this Amendment.

        Section 2. Certification of Appropriate Officer. The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies on behalf of the Company to EquiServe that (a) he is an “appropriate officer” as such term is used in Section 27 of the Rights Agreement, and (b) this Amendment is in compliance with Section 27 of the Rights Agreement.

        Section 3. Amendment of Rights Agreement. Section 1a of the Rights Agreement shall be amended to read in its entirety as follows:

a. “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or any trustee, administrator or fiduciary of such a plan. Notwithstanding the foregoing,

(i) General Electric Company, a New York corporation, and its Subsidiaries (collectively, “General Electric”) shall be deemed an “Acquiring Person” only at such time as General Electric shall be the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding; provided, however, that the exception provided by this clause (i) shall cease to apply from and after the first time General Electric ceases to be the Beneficial Owner of 15% or more of the Common Shares of the Company; and

(ii) no Person shall become an “Acquiring Person” as a result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% (20% in the case of General Electric so long as the exception provided by clause (i) is applicable) or more of the Common Shares of the Company then outstanding; provided, however, that if a Person would, but for the foregoing, become an Acquiring Person by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company at any time that the Person is or thereby becomes the Beneficial Owner of 15% (20% in the case of General Electric so long as the exception provided by clause (i) is applicable) or more of the Common Shares of the Company then outstanding (other than Common Shares acquired solely as a result of corporate action of the Company not caused, directly or indirectly, by such Person), then such Person shall be deemed to be an “Acquiring Person.”

Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

        Section 4. Effectiveness and Continued Effectiveness. In accordance with the resolutions of the Company’s Board of Directors adopted on November 12, 2004, the amendment to the Rights Agreement set forth in Section 3 above is effective as of the time at which such resolutions were adopted. The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 3 above, the Rights Agreement, as previously amended to the date hereof, shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.

        Section 5. Execution in Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

        Section 6. Defined Terms. Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used but not defined herein shall have the meanings assigned to them in the Rights Agreement.

        Section 7. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Wisconsin and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year above written.

REGAL-BELOIT CORPORATION
By: /s/Henry W. Knueppel
Henry W. Knueppel
President and Chief Operating Officer
EQUISERVE TRUST COMPANY, N.A.
By: /s/ Carol Mulvey-Eori
Its: Managing Director